DC NoAct

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

RECD S.E.C.
MAR 13 2006
1088

06027576

March 10, 2006

Shelley J. Dropkin
General Counsel
Corporate Governance
Citigroup Inc.
425 Park Avenue
New York, NY 10022

Act: 1934
Section:
Rule: 14A-8
Public Availability: 3/10/2006

Re: Citigroup Inc.
Incoming letter dated February 17, 2006

Dear Ms. Dropkin:

This is in response to your letter dated February 17, 2006 concerning the shareholder proposal submitted to Citigroup by the Ray T. Chevedden and Veronica G. Chevedden Family Trust. We have also received a letter on the proponent's behalf dated February 27, 2006. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Eric Finseth
Attorney-Adviser

PROCESSED
MAR 21 2006 E
THOMSON
FINANCIAL

Enclosures

cc: John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

83/1001

citigroup

Shelley J. Dropkin
General Counsel
Corporate Governance

Citigroup Inc.
425 Park Avenue
New York, NY 10022
Tel (212) 793-7396
Fax (212) 793-7600
dropkins@citigroup.com

February 17, 2006

U.S. Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re: Stockholder Proposal Submitted to Citigroup Inc. of Ray T. Chevedden and Veronica G. Chevedden Family Trust 05490 (the "Proponent")

Dear Sir or Madam:

Pursuant to Rule 14a-8(d) of the rules and regulations promulgated under the Securities and Exchange Act of 1934, as amended (the "Act"), enclosed herewith for filing are six copies of a stockholder proposal and supporting statement submitted by Proponent for inclusion in the proxy to be furnished to stockholders by Citigroup in connection with its annual meeting of stockholders to be held on April 18, 2006. Also enclosed for filing are six copies of a statement outlining the reasons Citigroup deems the omission of the attached stockholder proposal from its proxy statement and form of proxy to be proper pursuant to Rule 14a-8(i)(10) promulgated under the Act.

Rule 14a-8(i)(10) provides that a registrant may omit a proposal if the company has substantially implemented the proposal.

By copy of this letter and the enclosed material, Citigroup is notifying the Proponent of its intention to omit the proposal from its proxy statement and form of proxy. Citigroup currently plans to file its preliminary proxy soliciting material with the Securities and Exchange Commission on or about February 27, 2006 and its definitive proxy soliciting material on or about March 14, 2006.

Kindly acknowledge receipt of this letter and the enclosed material by stamping the enclosed copy of this letter and returning it to me in the enclosed self-addressed, stamped envelope. If you have any comments or questions concerning this matter, please contact me at (212) 793 7396.

Very truly yours,

Shelley J. Dropkin
General Counsel, Corporate Governance

cc: Mr. John Chevedden
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

Encls.

STATEMENT OF INTENT TO OMIT STOCKHOLDER PROPOSAL

Citigroup Inc., a Delaware corporation ("Citigroup" or the "Company"), intends to omit the stockholder proposal and supporting statement, a copy of which is annexed hereto as Exhibit A ("Proposal"), submitted by the Ray T. Chevedden and Veronica G. Chevedden Family Trust 05490 (the "Proponent") for inclusion in its proxy statement and form of proxy (together, the "2006 Proxy Materials") to be distributed to stockholders in connection with the Annual Meeting of Stockholders to be held on April 18, 2006.

The Proposal urges the Company to adopt a resolution requesting that "our Board of Directors take each step necessary for a simple majority vote to apply on each issue that can be subject to shareholder vote to the greatest extent possible. This proposal is focused on precluding voting requirements higher than approximately 51%."

It is the Company's belief that the Proposal may be omitted pursuant to Rule 14a-8(i)(10). Rule 14a-8(i)(10) provides that a proposal may be omitted if "the company has substantially implemented the proposal."

THE PROPOSAL MAY BE OMITTED BECAUSE THE COMPANY HAS SUBSTANTIALLY IMPLEMENTED IT

The Proposal seeks to have the Board of Directors take whatever steps are necessary to amend any provisions of its governance documents that require a vote of stockholders in excess of a majority for approval and reduce such provisions to a majority vote.

There are four provisions in Citigroup's charter (and none in its by-laws) that currently require stockholder approval by a greater number of votes than is required by Delaware law. Three of those provisions impose a supermajority vote of stockholders to amend provisions of Citigroup's charter. The fourth provision imposes a supermajority vote of stockholders in order for stockholders to approve certain business combinations with an interested stockholder.

After evaluating the applicability of the Proposal to Citigroup's charter, on January 18, 2006, based on the recommendation of Citigroup's Nomination and Governance Committee, Citigroup's Board approved amendments to Citigroup's charter to reduce the provisions requiring super-majority votes of stockholders. A copy of the resolution adopted by the Board is attached hereto as Exhibit B. Citigroup worked with Delaware counsel to ensure that these super-majority vote requirements be reduced to the minimum permitted under Delaware law. The amendments, if adopted by stockholders, would reduce the vote required to approve amendments to the charter to a majority of Citigroup's common stock outstanding, the minimum permitted under Delaware law. In addition, the amendment pertaining to business combinations

with interested stockholders, if adopted by stockholders, would reduce the vote required to approve these transactions to a bare majority of the shares voted: votes in favor of the transaction must exceed the votes against the transaction in order to obtain approval. Moreover, although certain transactions that require a vote under this charter provision would not require any stockholder vote under Delaware law, the Board has retained the stockholder vote for all business combinations under this charter provision so that our stockholders are not disenfranchised. In other words, this business combination provision will give stockholders a bare majority vote for certain transactions where Delaware law affords them no voting right at all. Of course, if a certain type of transaction requires approval under Delaware law, the vote required by this business combination provision will be in addition to, but not in replacement of, the applicable Delaware code provision.

As charter amendments require stockholder and Board approval, the Board, in addition to approving the amendments, recommended that they be submitted to stockholders for approval at the 2006 annual meeting and agreed to recommend that stockholders vote in favor of the amendments. Each of the amendments will appear in Citigroup's 2006 proxy statement and will be submitted to a vote of stockholders.

Attached hereto as Exhibit C is a chart identifying each of the supermajority provisions, the current vote requirement and the vote requirement that would go into effect following stockholder approval of the amendments and the filing of the amendments in Delaware.

In a letter dated February 7, 2006, attached hereto as Exhibit D, Citigroup advised the Proponent of the Board's approval of the amendments to its charter, its intent to include the amendments in its 2006 proxy statement and its recommendation that stockholders vote in favor of the amendments. After supplying the chart attached hereto as Exhibit C to the Proponent on February 10, 2006 at his request, the Proponent advised Citigroup, on February 14, 2006, that he would not withdraw the proposal. His rationale read as follows: *"The company policy may very well completely implement the shareholder proposal. However there are instances with other companies where this is not so clear even to the point of a 14-page no action request (not including exhibits) failing to obtain concurrence to exclude. And the company claimed it had absolutely no supermajority vote provisions of any consequence. Thus from a shareholder perspective I believe that it would be more prudent to retain the rule 14a-8 proposal." In response, on February 14, 2006, Citigroup advised the proponent that "Our charter is a public document and the proposals the Board has approved address each provision requiring a super-majority vote of stockholders contained in the charter. While other companies may be unaware of their own super-majority provisions, we have painstakingly reviewed our charter and worked with Delaware counsel to ensure we lowered the votes required by stockholders in each provision to the minimum permitted by law. I would appreciate your re-thinking your position, as we have, in good faith, done everything we can to implement the proposal. The rest is up to shareholders. Having a stockholder proposal asking us to do something we've already done will be confusing to stockholders and will take away from the good governance change your proposal*

was designed to achieve." The Proponent, on February 14, 2006, reiterated his position stating *"The company policy may very well completely implement the shareholder proposal. However from a shareholder perspective I believe that it would be more prudent to retain the rule 14a-8 proposal."*

Rule 14a-8(i)(10) permits the omission of a stockholder proposal if "the Company has substantially implemented the proposal." It is Citigroup's belief that the Proposal has been fully implemented it may be omitted consistent with recent no-action letters issues by the staff of the Securities and Exchange Commission. See Citigroup Inc. (February 6, 2003); Talbots Inc. (April 5, 2002); and Puerto Rican Cement Company, Inc. (March 25, 2002).

Exhibit A

Ray T. Chevedden
5965 S. Citrus Ave.
Los Angeles, CA 90043

Mr. Sanford I. Weill
Chairman of the Board
Citigroup Inc. (C)
399 Park St
New York NY 10043

Dear Mr. Weill,

This Rule 14a-8 proposal is respectfully submitted for the 2006 annual shareholder meeting to support the long-term performance of our company. The Rule 14a-8 requirements are intended to be met including ownership of the required stock value until after the date of the applicable shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

This is the proxy for Mr. John Chevedden and/or his designee to act on my behalf in shareholder matters, including this shareholder proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. John Chevedden at:

PH: 310-371-7872
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company.

Sincerely,

Ray T. Chevedden   10-23-05

Ray T. Chevedden   Date
Ray T. Chevedden and Veronica G. Chevedden Family Trust 050490
Shareholder

cc: Michael S. Helfer
Corporate Secretary
PH: 212 559-1000
FX: 212 793-3946
Shelley Dropkin
General Counsel
PH: 212-793-7396
FX: 212-793-7600
Kenneth Cohen
FX: 212-793-0814

RECEIVED
OCT 24 2005
SHELLEY DROPKIN

[October 24, 2005]

3 – Adopt Simple Majority Vote

RESOLVED: Shareholders recommend that our Board of Directors take each step necessary for a simple majority vote to apply on each issue that can be subject to shareholder vote to the greatest extent possible. This proposal is focused on precluding voting requirements higher than approximately 51%.

Ray T. Chevedden, 5965 S. Citrus Ave., Los Angeles, Calif. 90043 submitted this proposal.

75% yes-vote

This topic won a 75% yes-vote average at 7 major companies in 2004. The Council of Institutional Investors www.cii.org formally recommends adoption of this proposal topic.

70% yes-vote

This topic won an impressive 70% yes-vote at our 2005 annual meeting based on yes and no votes cast.

End Potential Frustration of the Shareholder Majority

Our current rule allows a small minority to frustrate the will of our shareholder majority. For example if 74% vote yes and only 1% vote no — only 1% could force their will on the overwhelming 74% majority on a key governance issue.

This proposal does not address a majority vote requirement in director elections – an issue gaining a groundswell of support as a separate ballot item.

Progress Begins with One Step

It is important to take one step forward in our corporate governance and adopt the above RESOLVED statement since our 2005 governance was not impeccable. For instance in 2005 it was reported (and certain concerns are noted):

- The Corporate Library (TCL), an independent investment research firm in Portland, Maine rated our company:
  - "F" in Overall Board Effectiveness.
  - "F" in Board Composition.
  - "D" in CEO Compensation – $19 million.
  - "D" in Litigation & Regulatory Problems.
  - "D" in Accounting.

  Overall Governance Risk Assessment = High

- We had to marshal an awesome 75% shareholder vote to make certain key governance changes – Entrenchment concern.
- Cumulative voting was not allowed.
- There are too many active CEOs on our board (6). Active CEOs are often over-committed, and may not be optimally independent of management.
- We had 17 directors – Unwieldy board concern and potential CEO dominance.

Additionally:

- Five of our directors were designated "problem directors" by The Corporate Library:

1) Mr. Thomas – due to the loss of significant shareholder value at Lucent Technologies during his director tenure.
2) Mr. Parsons – because he chaired the executive compensation committee at Citigroup, a committee with an overcompensation track record under his leadership.
3) Mr. Belda – because he chaired the director nomination committee at Citigroup, which received a Board Composition grade of "F" by TCL.
4) Ms. Mulcahy – because she chaired the executive compensation committee at Fannie Mae, which during her tenure received a CEO Compensation rating of "F" by TCL.
5) Ms. Rodin – because she chaired the executive compensation committee at Comcast Corporation, which received a CEO Compensation rating of "F" by TCL.

The above practices show there is room for improvement and reinforce the reason to take one step forward now and adopt simple majority vote.

Adopt Simple Majority Vote
Yes on 3

Notes:
The above format is the format submitted and intended for publication.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

• the company objects to factual assertions because they are not supported;

• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;

• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or

• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout the proxy materials.

Please advise if there is any typographical question.

Stock will be held until after the annual meeting. Verification of stock ownership will be forwarded.

ASSISTANT SECRETARY'S CERTIFICATE

I, SHELLEY J. DROPKIN, Assistant Secretary of Citigroup Inc. ("Citigroup"), DO HEREBY CERTIFY that the following is a true and correct copy of a resolution adopted by the Board of Directors of Citigroup at a duly convened meeting held on January 18, 2006 at which a quorum was present and acting throughout and that such resolution and its accompanying Exhibit E have not been rescinded or amended and is in full force and effect on the date hereof:

> **RESOLVED**, that, based upon the recommendation of the Nomination and Governance Committee, the Board hereby approves the adoption of amendments to Citigroup's charter, in substantially the form presented to the Board and as described in Exhibit E, to reduce each of the supermajority voting provisions contained therein to the levels set forth on Exhibit E, deems such amendments to be advisable, approves the submission of such amendments to stockholders for approval at the annual meeting in April 2006, and recommends that stockholders vote in favor of such amendments.

IN WITNESS WHEREOF, I have affixed my signature and the official seal of Citigroup Inc. this 17th day of February, 2006.

Assistant Secretary
Citigroup Inc.

[Seal]

SUPERMAJORITY PROVISIONS OF CHARTER

Provision	Subject Matter	Vote Required to Amend Super-Majority Provision	Prospective Vote Provision
Article Fourth	Approval of changes to any charter provisions relating to (i) the issuance of shares of common and preferred stock, the declaration of dividends and other related matters, and/or (ii) the requirement that any such changes be approved by 2/3 of the Board	75% of the outstanding	Majority of outstanding required to amend Article Fourth
Article Eighth, Section A	Business Combinations with interested stockholders must be approved by 2/3 of the outstanding (excluding shares held by an interested stockholder)	2/3 of the outstanding	Simple majority vote to approve Business Combinations
Article Eighth, Section G	Approval of changes to any charter provisions relating to (i) Business Combinations with an interested stockholder, or (ii) the requirement that any such changes be approved by 2/3 of the outstanding (excluding shares held by an interested stockholder)	2/3 of the outstanding	Majority of the outstanding to amend Article Eighth
Article Ninth	Approval of changes to charter provision requiring 2/3 of the Board to amend the by-laws	75% of the outstanding	Majority of the outstanding required to amend Article Ninth

Provision	Vote Currently Required	Vote Required If Amendments Are Approved
Article FOURTH: Article FOURTH, Section I requires the affirmative vote of the holders of at least **seventy-five percent** of the voting power of the shares entitled to vote at an election of directors to amend, alter, change or repeal, or adopt any provision of the Restated Certificate of Incorporation inconsistent with the purpose and intent of, sections B through I of Article FOURTH. The provisions of Article FOURTH, sections B through I pertain to the board's power to create and designate the powers, preferences and rights of series of preferred stock, the issuance of shares of preferred stock and common stock, the priorities of such classes of stock as to receipt of dividends and receipt of payment in the event of the liquidation, dissolution or winding up of Citigroup, the voting rights of each class, and the supermajority stockholder vote described in the previous sentence.	75% of Citigroup's Common Stock outstanding	A majority of Citigroup's Common Stock outstanding
Article EIGHTH: Article EIGHTH contains two supermajority vote provisions. • Section A requires the affirmative vote of not less than **sixty-six and two-thirds percent** of the votes entitled to be cast by the holders of all of the then outstanding "Voting Stock," excluding shares beneficially owned by any "Interested Stockholder," to approve certain "Business Combinations" involving an Interested Stockholder.	66 2/3% of Citigroup's Common Stock outstanding, excluding shares beneficially owned by any Interested Stockholder	A majority of the votes cast affirmatively or negatively by all of the holders of Citigroup's Common Stock outstanding
• Section G provides that the affirmative vote of the holders of not less than **sixty-six and two-thirds percent** of the votes entitled to be cast by the holders of the then outstanding Voting Stock, excluding Voting Stock beneficially owned by any Interested Stockholder, shall be required to amend, alter, change or repeal, or adopt any provision of the Restated Certificate of Incorporation inconsistent with, the provisions of Article EIGHTH.	66 2/3% of Citigroup's Common Stock outstanding, excluding shares beneficially owned by any Interested Stockholder	A majority of Citigroup's Common Stock outstanding

Provision	Vote Currently Required	Vote Required If Amendments Are Approved
Article NINTH: Article NINTH provides that the vote of sixty-six and two-thirds percent of the entire board of directors is required to adopt, amend, alter or repeal Citigroup's by-laws. It further provides that the approval of seventy-five percent of the voting power of the shares entitled to vote at an election of directors shall be required to adopt, amend, alter or repeal, or adopt any provision of the Restated Certificate of Incorporation inconsistent with, Article NINTH.	75% of Citigroup's Common Stock outstanding	A majority of Citigroup's Common Stock outstanding

505973

Exhibit D

citigroup

Shelley J. Dropkin
General Counsel
Corporate Governance

Citigroup Inc.
425 Park Avenue
New York, NY 10022
Tel (212) 793-7396
Fax (212) 793-7600

VIA UPS

February 7, 2006

Mr. John Chevedden
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

Re: Proposals submitted to Citigroup Inc.:

- ***Recoup Unearned Compensation (William Steiner)***
- ***Simple Majority Vote (Ray T. Chevedden and Veronica G. Cheveddden)***

Dear Mr. Chevedden:

We wanted to let you know that during our January Board and Committee meetings, the Nomination and Governance Committee and the Board considered the proposal submitted by Mr. William Steiner on November 15, 2005 requesting that Citigroup adopt a policy providing for the Board to recoup unearned compensation in the event of a restatement. The Nomination and Governance Committee recommended, and the Board approved, adoption of a policy on this matter. The policy now appears on Citigroup's website as part of its Corporate Governance Guidelines. You can access the policy using the following link: http://www.citigroup.com/citigroup/corporategovernance/index.htm. For your convenience, I have enclosed a copy of the policy.

In addition, the Nomination and Governance Committee and the Board considered the proposal submitted by the Ray T. Chevedden and Veronica G. Chevedden Family Trust on November 15, 2005 requesting that a simple majority vote apply on matters submitted to stockholders for a vote. After evaluating the applicability of the proposal to Citigroup's charter, the Nomination and Governance Committee recommended, and the Board approved, amendments to Citigroup's charter to reduce the supermajority vote requirements contained therein. As charter amendments require stockholder and Board approval, the Board, in addition to approving the amendments, recommended that they be submitted to stockholders for approval at the 2006 annual meeting and agreed to recommend that stockholders vote in favor of the amendments. Each of the amendments will appear in Citigroup's 2006 proxy statement and will be submitted to a vote of stockholders.

Based on the actions taken by Citigroup in respect of both of these proposals, we believe it would be appropriate for both proposals to be withdrawn. For your convenience, I have attached a form of withdrawal letter that you could use to effect each withdrawal. I will contact you in the next few days to answer any questions you have and to discuss the withdrawals.

If you have any questions please feel free to contact me at 212 793 7396. If not, and if you intend to withdraw the Proposals, please fax the withdrawals to me at 212 793 7600.

Thank you for your attention to this matter.

Sincerely,

Shelley J. Dropkin
General Counsel, Corporate Governance

Enclosure

cc: Ray T. Chevedden, Ray T. Chevedden and Veronica G. Chevedden Family Trust
William Steiner

WITHDRAWAL OF STOCKHOLDER PROPOSAL
(Recoup Unearned Compensation)

In recognition of Citigroup's Board's decision to adopt a policy regarding recouping unearned compensation and thereby address the concerns expressed in the stockholder proposal (the "Proposal") submitted by Mr. William Steiner ("Proponent") for the Company's 2006 annual meeting, the Proponent does hereby withdraw the Proposal.

____

Dated: February __, 2006

WITHDRAWAL OF STOCKHOLDER PROPOSAL
(Simple Majority Vote)

In recognition of Citigroup's Board's decision to address the concerns expressed in the stockholder proposal (the "Proposal") submitted by Ray T. Chevedden and Veronica G. Chevedden for the Company's 2006 annual meeting by approving amendments to Citigroup's charter to reduce supermajority vote provisions and to submit such charter amendments to stockholders for approval at the 2006 annual meeting, the Proponent does hereby withdraw the Proposal.

____

Dated: February __, 2006

-----Original Message-----
From: J [mailto:olmsted7p@earthlink.net]
Sent: Tuesday, February 28, 2006 12:25 AM
To: CFLETTERS
Cc: Shelley Dropkin
Subject: #1 Re Citigroup Inc. (C) No-Action Request Ray T. Chevedden

#1 Re Citigroup Inc. (C) No-Action Request Ray T. Chevedden

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

February 27, 2006

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Citigroup Inc. (C)
#1 Shareholder Position on Company No-Action Request Rule 14a-8
Proposal: Simple Majority Vote
Shareholder: Ray T. Chevedden

Ladies and Gentlemen:

This is an initial response to the Citigroup February 17, 2006 no action request in regard to its February 27, 2006 preliminary proxy. The company does explain its untimeliness or ask to be excused for its untimeliness.

Due to this late date it is believed to be best policy that the proposal be published in the definitive proxy in order that the proxy advisory services can thoroughly evaluate the company's claimed full implementation of the rule 14a-8 proposal and accordingly make their voting recommendations.

It is therefore respectfully requested that concurrence not be granted to the company. It is also respectfully requested that there be an opportunity to submit additional material in support of the inclusion of the rule 14a-8 proposal. Also that the shareholder have the last opportunity to submit material since the company had the first opportunity.

Sincerely,

John Chevedden

cc:

Ray T. Chevedden
Shelley Dropkin <dropkins@citigroup.com>

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 10, 2006

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Citigroup Inc.
Incoming letter dated February 17, 2006

The proposal recommends that the board take each step necessary for a simple majority vote to apply on each issue that can be subject to shareholder vote to the greatest extent possible.

There appears to be some basis for your view that Citigroup may exclude the proposal under rule 14a-8(i)(10). In this regard, we note your representation that Citigroup will provide shareholders at Citigroup's 2006 annual meeting with an opportunity to approve amendments to Citigroup's certificate of incorporation that would eliminate all supermajority voting requirements contained in the certificate of incorporation. Accordingly, we will not recommend enforcement action to the Commission if Citigroup omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Tamara M. Brightwell

Tamara M. Brightwell
Attorney-Adviser